Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended September 30,	2011	2010
Fixed charges:
Interest expense including
amortization of debt discount	$142	$153
Portion of rentals representing an interest factor	34	33
Total fixed charges	$176	$186

Earnings available for fixed charges:
Net income	$904	$778
Equity earnings net of distributions	(17)	(23)
Income taxes	549	495
Fixed charges	176	186
Earnings available for fixed charges	$1,612	$1,436

Ratio of earnings to fixed charges	9.2	7.7

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